Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 3/31/2024:

13,394,136 Common Shares

Date: April 4, 2024

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On March 25, 2024, the Issuer announced the German government's final approval legalizing cannabis last Friday, as well as the landmark medical cannabis act that has the potential to facilitate access for many new patients as of April 1st, 2024. For more detail see section 17 below.

The regulatory rescheduling of cannabis along with the expected market growth, provides the Issuer with a unique growth opportunity. In Germany, the Issuer, through its subsidiary Adjupharm GmbH (“Adjupharm”):

-	is #1 in sales per SKU within the German flower market;

-	grew +180% in 2023 while the market only grew +20%;

-	has the highest growth in the German market;

-	is the #5 cannabis distributor in Germany.

•	On March 28, 2024, the Issuer announced financial results for the three months and fiscal year ended December 31, 2023.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In March 2024, the Issuer launched a new high THC premium cannabis strain in Israel called “Flo OG”.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In March 2024, the Issuer hired 4 new employees and 2 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact in Q4 2023 and there might be a potential positive effect in the medium to long term The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. While there are damages, it is still too early to fully assess the extent of their impact.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on August 7, 2023 (the "Reform"). The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export, all of which may materially and positively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical. On December 8, 2023, the Issuer announced a 3-month delay of the anticipated Reform that was originally scheduled for December 29, 2023, due to the Israel-Hamas war.

The Reform will be implemented in phases, as approved, and announced by the Israeli Ministry of Health. The key aspects of the initial phase, commencing April 1st, are as follows:

1.
Change in the prescription process: patients with a wide range of diseases and medical conditions from Oncology to Parkinsons will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. Pain and PTSD are not included in the Reform yet.

2.
Medical cannabis will now be prescribed through the HMO’s, Israel’s public healthcare system: until the Reform, cannabis could not be prescribed through the HMO’s which cover the entire Israeli population.

3.
The number of prescribing physicians will increase: as of today, HMO physicians, who are dully trained and certified within their field of expertise, can prescribe medical cannabis as a first line treatment, as opposed to a last resort, based on medical discretion for the approved indications.

4.	The cost for prescription will be reduced: the Ministry of Health limited the cost for a medical cannabis prescription.

"Anti-Dumping” investigation into cannabis imports from Canada

On January 18, 2024 , The Commissioner for Trade Levies at the Ministry of Economy and Industry, announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage.

The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation.

The Issuer has submitted on March 10, 2024 the relevant questionnaires regarding Focus Medical Herbal Ltd, IMC Pharma Ltd and Rosen High Way Ltd, it's related company and subsidiaries, respectively.

Germany - BfArM Regulation

The German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/8704, BT Drs. 20/8763, BT-Drs. 20/10426) on Friday, 23 February 2024. The draft passed in the German Bundesrat on Friday, 22 March 2024, and essentially came into force on 1 April 2024 in accordance with Art. 15 of the draft. Some components of Article 1 of the draft, which deals with so-called consumer cannabis, will not come into force until later (according to Art. 15 para. 2 of the draft, for example, not until 1 July 2024). This also has direct consequences for medicinal cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the draft. With the entry into force of the draft law, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 4, 2024

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End March 2024	Date of Report YY/MM/D 2024/4/4
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/